SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35061

Deregistration under Section 8(f) of the Investment Company Act of 1940

November 24, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2023. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on December 19, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

E.M.O. Sterling Return LT Fund LP [File No. 811-23278]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant currently has 49 beneficial owners, is not presently making a public offering of securities and does not propose to make any public offering of securities. Applicant will continue to operate as a private investment fund in reliance on Section 3(c)(1) of the Act.

Filing Date: The application was filed on October 30, 2023.

Applicant's Address: 8310 South Valley Highway, Englewood, Colorado 80112.

NB Private Markets Fund II (Master) LLC [File No. 811-22476]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 6, 2023, Applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $5,000 incurred in connection with the liquidation were paid by the Applicant. Applicant also has retained $38,400 for the purpose of paying expected liabilities.

Filing Dates: The application was filed on October 16, 2023.

Applicant's Address: 325 North Saint Paul Street, 49th Floor, Dallas, Texas 75201.

NB Private Markets Fund II (TE) LLC [File No. 811-22474]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 6, 2023, Applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $3,500 incurred in connection with the liquidation were paid by the Applicant. Applicant also has retained $28,400 for the purpose of paying expected liabilities.

Filing Dates: The application was filed on October 16, 2023.

Applicant's Address: 325 North Saint Paul Street, 49th Floor, Dallas, Texas 75201.

NB Private Markets Fund II (TI) LLC [File No. 811-22475]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 6, 2023, Applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $3,500 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $23,400 for the purpose of paying expected liabilities.

Filing Dates: The application was filed on October 16, 2023.

Applicant's Address: 325 North Saint Paul Street, 49th Floor, Dallas, Texas 75201.

Western Asset Municipal Partners Fund Inc. [File No. 811-07362]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The Applicant has transferred its assets to Western Asset Managed Municipals Fund Inc., and on October 16, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $1,248,932 incurred in connection with the reorganization were paid by the Applicant and the acquiring fund.

Filing Date: The application was filed on October 16, 2023.

Applicant's Address: 620 Eighth Avenue, 47th Floor, New York, New York 10018.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Christina Z. Milnor,

Assistant Secretary.